082-03116



2009

RECEIVED
2010 MAY 13 P 2:50
OFFICE OF INTERNATIONAL CORPORATE FINANCE



GREAT QUEST METALS LTD.

AR/S
12-31-09

ANNUAL REPORT

RECEIVED
2010 MAY 13 P 2:50
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CORPORATE HEAD OFFICE

Suite 515, 475 Howe Street, Vancouver, BC, CANADA V6C 2B3
Telephone: (604) 689-2882 Fax: (604) 684-5854
Website: www.greatquest.com Email: info@greatquest.com

2009



GREAT QUEST METALS LTD.

Annual Report to Shareholders for the Year Ended December 31, 2009
(BC Form 51-102F1, Schedule C: Management Discussion and Analysis)

Dear Shareholders:

Introduction

The highlights of the Fiscal Year 2009 and the subsequent period, all related to the Company's long-standing exploration work in Mali, include the following:

1) The sale of the Kenieba gold concession to Avion Gold Corporation (Avion) for $4.35 million which was concluded on January 8, 2010.
2) The awarding of the Tin Hina phosphate concession to Engrais Phosphates du Mali SA (EPM SA), a Malian subsidiary owned 88% by Great Quest, and the subsequent discovery of a zone of phosphate on the Alfatchafa hill.
3) The acquisition of the Dabia Ouest and the Sanoukou gold concessions south of the previously owned Kenieba concession subsequent to year-end.

The Sale of the Kenieba Concession to Avion

What originally started as a Letter of Intent signed in April, 2009 between Avion and Great Quest, whereby Avion was granted an option to acquire a 75% interest in Great Quest's Kenieba gold concession for $2.5 million to be paid over 5 years, culminated in January with the outright sale of the Kenieba concession for $4.35 million. The $4.35 million included 7,608,696 shares of Avion valued at $0.46 per share for a total of $3,500,000 plus $850,000. This transaction was extremely important, for it allowed the Company to become debt free and to restart acquisition and exploration operations.

Although the shares of Avion came with a 4 month hold, until May 8, 2010, Great Quest sold 1,500,000 shares to an accredited investor at $0.70 per share for proceeds of $1,050,000. The Company currently holds approximately $4.60 million in cash and shares.

Another feature of the Great Quest-Avion agreement is that if production from the Kenieba concessions climbs from 400,000 to 700,000 ounces of gold, Great Quest would be paid a production bonus of up to $3.5 million, in stages.

Finally, Great Quest is required to acquire a permit on one of the concessions. Until this permit is acquired, 25% of the 7,608,696 Avion shares or 1,902,174 shares will be held in escrow. In the unlikely event that Great Quest is unable to obtain the permit on or before January 8, 2011, 20% of the Escrowed shares shall be returned to Avion on each anniversary of the closing date, for five years, or the date Great Quest receives the permit, whichever is first.

Tin Hina Phosphate Concession

On June 17, 2009, the Company was granted a 90 day Autorisation d'Exploration on the 230 square kilometer Tin Hina concession, located in eastern Mali northeast of the town of Bourem on the Niger River. The Tin Hina concession is held by EPM SA, a Malian company of which Great Quest holds an 88% interest.

A preliminary program of mapping and sampling, carried out in June–July 2009, focused on the Alfatchafa hill in the northern part of the concessions where 26 grab samples were taken from a 0.40 to 1.7 metre thick bed of phosphate rock over a length of 6,870 metres along the east, south and west sides of the hill. Results of the analyses of the 26 samples ranged from 5.11 to 33.05 P_2O_5 and averaged 24.50%. The P_2O_5 is in the mineral apatite.

After the results of the program were made public, the Government increased the concession to 417 square kilometres. Great Quest is currently awaiting the granting of two permits before drilling.



GREAT QUEST METALS LTD.

Annual Report to Shareholders for the Year Ended December 31, 2009
(BC Form 51-102F1, Schedule C: Management Discussion and Analysis)

Dabia Ouest and Sanoukou Gold Concessions

After the Company's sale of the Kenieba concessions, Great Quest management began to evaluate additional gold projects for possible acquisition. After the evaluation process, two gold concessions were chosen subsequent to the end of 2009.

The first is the 100 square kilometer Dabia Ouest gold concession which is located only 11.6 km south of the recently sold Kenieba concession. The second is the 24 square kilometre Sanoukou gold concession, located south and adjacent to the Kenieba concession.

A preliminary program of geological mapping and soil and rock sampling was completed on the Dabia Ouest concession. Soil samples were taken on a grid covering 27.5 sq km with samples taken every 50 metres on 11 east-west lines. All but 4 samples were taken from alluvium or stream deposited material.

A roughly 1,350 x 1,500 metre area along the Columbo River was found to be anomalous in gold with most values ranging from 20 to 100 parts per million gold. The silt, sand and gravel constituting the alluvium are derived through erosion from river banks along the full extent of the Columbo River upstream from the anomalous area. As a result, the eroded material from the gold zone has been diluted by all of the sediment from upstream. Because of the low gradient of the river, the source of the gold is expected to be very close to, if not partly coincident with, the anomalous area. Great Quest management is very encouraged by these results.

The Sanoukou gold concession was acquired on April 8, 2010. Several areas of orpaillage occur within the concession, and it is thought that these zones of orpaillage, or pits hand dug by local miners, are extensions of some of the gold zones found on the Kenieba concessions. Mamadou Keita (M.Sc.Geol), Vice President of Exploration, has formerly worked on the concession and reports 3 zones of orpaillage. One has been traced for 6,000 metres. Mr. Keita reports that gold has been found in several sets of quartz veins in and around felsic dykes within some of the areas of orpaillage.

Under the terms of the agreement, to acquire a 100% interest in the Dabia Ouest concession, the Company is required to pay the owner approximately $120,000 over a period of three years. The 100% interest is subject to a 5% carried net profit interest for the owner, and a 10% to 20% interest, as required by the Malian Government, on production.

The terms on the Sanoukou concession agreement are similar to those of the Dabia Ouest concession with the exception that the Company is required to pay approximately $137,000 over 4 years. The Company is awaiting the Arrête de la Miniere permit on both concessions, which will allow the Company to drill.

Bourdala Concessions

Great Quest holds 7 concessions in the area covering 64 sq km. The Company is awaiting a decision from the Malian Minister of Mines on its request to group the concessions and the subsequent granting of permits for the resumption of work.

Previous drilling by the Company has intersected significant gold in four different areas. In the TD zone, DH 02TD intersected 5.5 metres of 2.91 g/t gold and 7.0 metres of 4.24 g/t gold, and in DH 03TD, 10.8 metres of 2.15 g/t gold.



GREAT QUEST METALS LTD.

Baoule River Concession

Great Quest holds an option on a 95% interest on the 207 sq km Baoule River concession in southwestern Mali, where all of the permits are in place. A program run by Newmont Mali defined 4 areas anomalous in gold of which only 1 was drilled. Intersections included 8 m of 1.24 g/t gold in Hole GBAC 007 and 8 m of 1.07 g/t gold in GBAC 010, all in metasediments.

Gold mineralization is also found in metasediment rock at the nearby Kalana mine which has a mineral resource of 981,000 ounces of gold at 10.2 gpt. The Company would like to joint venture this concession.

Taseko Copper-Gold-Molybdenum Property

Great Quest holds a 100% interest in the 27 sq km Taseko property, located 225 kilometres north of Vancouver, BC and 25 km south of the Prosperity copper-gold property held by Taseko Mines. No work was completed on this property in 2009.

The property covers the Empress and East zones which are copper-gold metasmatic occurrences as well as the copper-molybdenum Buzzer, Buzzer West, Granite Creek and Rowbottom mineral occurrences which fall into the porphyry copper category.

In 1991, a pre-feasibility study on the Empress deposit by James Askew and Associates, Inc., Mining, Geological and Geochemical Engineers estimated in situ resources of 11,078,000 tons of 0.61% copper and 0.023 ounces per ton gold, at a cut-off grade of 0.40% copper using prices of $1.00 per pound copper and $400 per ounce gold. The study was commissioned by ASARCO Incorporated, Great Quest's joint partner at the time. As that study predates NI43-101, it must be declared that the potential quantity and grade is conceptual in nature; there has been insufficient exploration to define a mineral resource; and it is uncertain that further exploration will result in the target being delineated as a mineral resource.

The Company is seeking to joint venture the property. Work is required in 2010 to keep the claims in good standing.

The Exploration Team

Planning for and supervision of the projects in Mali is carried out by Mahamadou Keita (M.Sc. Geo.), Willis W. Osborne (M.Sc. Geo.) and Carl G. Verley (P. Geo.). Carl Verley is the Independent Qualified Person under National Instrument 43-101.

Overview of Performance

During Fiscal 2009, the Company's assets decreased by $653,032 to $5,733,153. This is mainly due to the $949,910 net loss for the year. The effects of the net loss was offset by the increase in assets arising from the issuance of shares for $237,000 in cash and $57,500 in net proceeds received in two loan payable agreements.

During the Fourth Quarter of Fiscal 2009, the Company's assets decreased by $448,521 mainly as the result of management decision to write-off one of the Bourdala concessions, Damba Massa, totalling $185,088 and cash payments totalling $156,023 on current liabilities.

The Company's working capital improved by $178,999 from a working capital deficit of $528,779 at the end Fiscal 2008 to a working capital deficit of $349,780 at the end of Fiscal 2009. This is mainly due to the $168,590 shares for debt transaction. 1,685,900 common shares were issued at a deemed price of $0.10 per share for total consideration of $168,590.



GREAT QUEST METALS LTD.

Annual Report to Shareholders for the Year Ended December 31, 2009
(BC Form 51-102F1, Schedule C: Management Discussion and Analysis)

Overview of Performance (continued)
During the Fourth Quarter of Fiscal 2009, the Company's working capital improved by $365,027 from a working capital deficit of $714,807 at the end the Third Quarter of Fiscal 2009 to a working capital deficit of $349,780 at the end of the Fourth Quarter of Fiscal 2009. This is mainly due to the $350,000 received from Avion Gold Corp as part of the Option Agreement, which was used mainly to pay off debt and operating expenses in the Fourth Quarter.

Results of Operations
The Company's operations consist of the exploration and development of mineral concessions in Mali and Canada, the maintenance of a head office in Canada, and the maintenance of an operations office in Mali.

The net loss for Fiscal 2009 was $949,910 or $0.03 per share compared to a net loss of $257,238 or $0.01 per share in Fiscal 2008. This represents an increase in net loss of $692,672. In the prior year, there was a $443,066 future income tax recovery. Without the future income tax recovery the net loss in the prior year would have been $249,606 less than the current year. The main reason for the increase in net loss compared to the prior year is the $439,767 write-off of two mineral concessions in the current year. The Damba Massa concession was written off for $185,088 and the Baroya concession was written off for $254,679. The effects of the write-off of mineral properties was partially negated by a decrease in stock-based compensation of $114,101 and a foreign exchange gain totalling $20,287 compared to a loss totalling $56,846 in the prior year. The decrease in stock-based compensation is the result of a reduction in the number of options granted in Fiscal 2009 compared to Fiscal 2008.

The foreign exchange gain is the result of a Company trade payable being held in Malian dollars. With the continual increase in the strength of the Canadian dollar versus the Malian dollar, the Company was able to realize a foreign exchange gain of $20,287 in Fiscal 2009.

Other highlights from operations are as follows: Legal increased by $18,089; Management fees increased by $25,157; Project costs – Tilemsi decreased by $61,342; and Promotion, travel and shareholder relations decreased by $23,975. Legal increased because of the due diligence costs related to the agreement with Avion Gold Corp. Management fees increased because the CEO is receiving $1,700 more in management fees per month. Tilemsi Project costs decreased because the Company did not go forward with its acquisition of the Tilemsi concession. Promotion, travel and shareholder relations decreased because management focused their resources on the Avion Gold Corp. agreement.

The net loss for the Fourth Quarter was $315,269 or $0.012 per share. The main reasons for the net loss is the $439,767 write-off of two mineral concessions and general operating expenditures related to the Fourth Quarter.

Liquidity and Capital Resources
During Fiscal 2009, the Company had the following share capital transactions:

a. The Company completed a Private Placement consisting of 2,750,000 units at a price of $0.04 per unit for a total consideration of $110,000. Each unit consists of one common share and one-half of a transferable share purchase warrant. Each full share purchase warrant was exercisable to acquire one additional share at a price of $0.07 per share on or before February 27, 2010, and all were exercised.



GREAT QUEST METALS LTD.

Annual Report to Shareholders for the Year Ended December 31, 2009
(BC Form 51-102F1, Schedule C: Management Discussion and Analysis)

Liquidity and Capital Resources (continued)

b. The Company completed a Private Placement consisting of 3,175,000 units at a price of $0.04 per unit for a total consideration of $127,000. Each unit consists of one share and one-half of a transferable share purchase warrant. Each full share purchase warrant is exercisable to acquire one additional share at a price of $0.10 per share on or before May 21, 2010. The Company paid a finder's fee of $800 and agent's fees of 20,000 transferable agent's warrants with a fair market value of $665. Each agent's warrant is exercisable to acquire one share at a price of $0.10 per share on or before May 21, 2010
c. The Company issued 225,000 common shares as consideration for the two loans received April 16, 2009. The fair value of the 225,000 common shares issued was determined to be the share price of the shares on the date of the loan agreement which was $0.05 on April 6, 2009. The total fair value of $11,250 is recorded in financing costs.
d. The Company completed a shares for debt transaction and issued 1,685,900 common shares at a deemed price of $0.10 per share for total consideration of $168,590.

Off-Balance Sheet Arrangements

The Company has no off-Balance Sheet Arrangements.

Related Party Transactions

During the fiscal year 2009, the Company incurred expenses for management fees totalling $60,000 (2008 - $39,600) to a corporation related to the Company by the CEO of the Company; $37,757 (2008 - $33,000) to a corporation related to the Company by the CFO of the Company; office and project examination costs totalling $23,521 (2008 - $37,108) and capitalized exploration fees totalling $18,806 (2008 - $2,400) to a Director of the Company; and accounting fees totalling $10,736 (2008 - $11,629) and consulting fees totalling $17,745 (2008 - $20,186) to the Secretary of the Company. The CEO and CFO participated in the shares for debt transaction for a total of $25,000 each at $0.10 per share.

Summary of Annual Results

Fiscal Year	2009	2008	2007
Revenue	$ 343	$ 16,569	$ 15,783
Net loss	$ 949,910	$ 257,238	$ 1,138,449
Loss per share	$ (0. 03)	$ (0.01)	$ (0.06)
Total Assets	$ 5,733,153	$ 6,386,185	$ 6,660,586

Summary of Quarterly Results

Selected consolidated financial information for the last 12 quarters is as follows:

Quarter	Revenue	Net income (loss)	Net earnings (loss) per share
2009 4th Q	$ 167	$ (315,269)	$ (0.012)
2009 3rd Q	$ 77	$ (343,954)	$ (0.009)
2009 2nd Q	$ 78	$ (174,298)	$ (0.005)
2009 1st Q	$ 21	$ (116,389)	$ (0.004)
2008 4th Q	$ 195	$ (377,228)	$ (0.017)
2008 3rd Q	$ 2,900	$ (126,375)	$ (0.004)
2008 2nd Q	$ 5,752	$ (211,809)	$ (0.008)
2008 1st Q	$ 7,722	$ 458,174	$ 0.017
2007 4th Q	$ 7,713	$ (410,247)	$ (0.060)
2007 3rd Q	$ 5,682	$ (107,964)	$ (0.020)
2007 2nd Q	$ 1,862	$ (488,811)	$ (0.025)
2007 1st Q	$ 526	$ (131,427)	$ (0.007)

Changes in Accounting Policies Including Initial Adoption

See Note 2 "Significant Accounting Policies" set out in the Company's audited financial statements for the year ending Dec. 31, 2009.



GREAT QUEST METALS LTD.

Annual Report to Shareholders for the Year Ended December 31, 2009
(BC Form 51-102F1, Schedule C: Management Discussion and Analysis)

International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian generally accepted accounting principles ("GAAP") and IFRS over an expected five year transitional period and set 2011 as the changeover date for publicly-listed companies to use IFRS. This will replace Canada's own GAAP, for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Accordingly, as part of the Company's transition plan management has been reviewing materials and attending seminars related to the changeover and will prepare additional data and internal reports during 2010 for comparative purposes in 2011. Also as part of its plan, the Company will begin to provide training to its staff and is consulting with its accountants on appropriate changes and disclosures that may be required for the Company and its subsidiaries. The Company is upgrading its accounting systems in anticipation of the changeover to ensure appropriate internal controls and timely reporting under the new standards, including fair value reporting and risk analysis. While the Company has begun preparation for the adoption and transition to IFRS commencing 2011, it will continue to identify the differences in financial reporting and present updates within the Company's 2010 Interim Management's Discussion and Analysis.

Financial and Other Instruments

The Company's financial instruments consist of cash, term deposits, accounts receivables, due from director, accounts payables and accrued liabilities, loans payables and due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

Other MD&A Requirements

Additional Information related to the Company is on SEDAR at www.sedar.com as well as the Company's website at www.greatquest.com.

Investor Relations

During 2009, the Company continued its investor program and participated in the Prospectors Developers Conference in Toronto (PDAC), in early March. The Company also participated in the PDAC in 2010. Great Quest is planning a more active investor program for the rest of 2010.

George W. Butterworth is the Company's investor relations representative. Mr. Butterworth liaises with the investment community and communicates with investors and shareholders about the Company's projects and progress.

DATED: April 30, 2010

ON BEHALF OF THE BOARD OF DIRECTORS OF GREAT QUEST METALS LTD.

"Willis W. Osborne"

Willis W. Osborne
President & Director

Great Quest Metals Ltd.

Consolidated Financial Statements

December 31, 2009

Page

Auditors' Report	3
Consolidated Balance Sheets	4
Consolidated Statements of Operations, Comprehensive Loss and Deficit	5
Consolidated Statements of Cash Flows	6
Consolidated Statements of Mineral Property Interests	7
Notes to the Consolidated Financial Statements	8 - 29

CHARTERED ACCOUNTANTS
MacKay LLP

1100 - 1177 West Hastings Street
Vancouver, BC V6E 4T5
Tel: 604-687-4511
Fax: 604-687-5805
Toll Free: 1-800-351-0426
www.mackay.ca

mackay.ca

Auditors' Report

To the Shareholders of
Great Quest Metals Ltd.

We have audited the consolidated balance sheets of Great Quest Metals Ltd. as at December 31, 2009 and 2008, and the consolidated statements of operations, comprehensive loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

MacKay LLP

Chartered Accountants

Vancouver, Canada.
April 1, 2010

Great Quest Metals Ltd.

Consolidated Balance Sheets

December 31,		2009		2008
Assets				
Current				
Cash	$	58,473	$	7,339
Term deposit (note 4)		20,761		20,716
Goods and services tax recoverable		3,611		5,638
Accounts receivable		28,125		-
Exploration tax credit recoverable		-		31,978
Prepaid expenses		-		4,655
		110,970		70,326
Due from director (note 5)		654		533
Due from African Metals Corporation		-		2,548
Automobile, equipment and furniture (note 6)		4,105		5,864
Mineral properties, including deferred costs (note 7)		5,609,010		6,298,500
Deposits		8,414		8,414
	$	5,733,153	$	6,386,185
Liabilities				
Current				
Accounts payable and accrued liabilities	$	323,377	$	497,925
Loans payable (note 8)		57,500		-
Due to related parties (note 9)		79,873		101,180
		460,750		599,105
Share Capital and Deficit				
Share capital (note 10)		10,505,773		10,090,398
Share subscription advance		-		5,000
Contributed surplus (note 10)		1,182,102		1,157,244
Deficit		(6,415,472)		(5,465,562)
		5,272,403		5,787,080
	$	5,733,153	$	6,386,185

Nature of business and operations (note 1)

Subsequent events (note 16)

On behalf of the Board:

" Willis W. Osborne" **Director**

"Victor J.E. Jones" **Director**

The attached notes form an integral part of these consolidated financial statements.

Great Quest Metals Ltd.

Consolidated Statements of Operations, Comprehensive Loss and Deficit

For the year ended December 31,		2009		2008
Expenses				
Accounting and audit (note 11)	$	76,282	$	60,265
Amortization		1,015		386
Bank charges		2,207		631
Consulting (note 11)		18,755		20,186
Financing costs (note 8)		11,250		-
Flow – through tax		-		16,576
Investor relations		33,960		24,500
Legal		45,884		27,795
Management fees (note 11)		97,757		72,600
New project costs - Tilemsi		49,178		110,520
Office and general (note 11)		66,225		55,475
Other directors fees - Barbados		-		6,936
Promotion, travel and shareholder relations		24,562		48,537
Rent		45,829		41,987
Securities and brokerage fees		25,580		23,320
Stock-based compensation (note 10)		24,193		138,294
Telephone and communication		8,096		8,533
Write-off of mineral properties (note 7)		439,767		3,486
		970,540		660,027
Other Items				
Loss (gain) on foreign exchange		(20,287)		56,846
Interest income		(343)		(16,569)
		(20,630)		40,277
Loss for the year before taxes		949,910		700,304
Future income tax (recovery) (note 12)		-		(443,066)
Net and comprehensive loss for the year		**949,910**		**257,238**
Deficit, beginning of year		**5,465,562**		**5,208,324**
Deficit, end of year	**$**	**6,415,472**	**$**	**5,465,562**
Basic and diluted loss per share	**$**	**(0.03)**	**$**	**(0.01)**
Weighted average common shares outstanding		**34,480,406**		**28,623,247**

The attached notes form an integral part of these consolidated financial statements.

Great Quest Metals Ltd.

Consolidated Statements of Cash Flows

For the year ended December 31,		2009		2008
Operating activities				
Net loss for the year	$	(949,910)	$	(257,238)
Adjustments:				
Amortization		1,015		386
Financing costs		11,250		-
Write-off of mineral properties		439,767		3,486
Stock-based compensation		24,193		138,294
Loss (gain) on foreign exchange		(20,287)		56,846
Future income tax (recovery)		-		(443,066)
		(493,972)		(501,292)
Changes in non-cash working capital items:				
Goods and services tax recoverable		2,027		65,248
Accounts receivable		(28,125)		-
Prepaid expenses		4,855		15,213
Accounts payable and accrued liabilities		23,799		(20,443)
Advance from related parties		28,693		78,073
		(462,923)		**(363,201)**
Financing activities				
Loans payable, net of repayment of $85,500		94,500		-
Issue of share capital for cash		232,000		360,000
Share issue costs		(800)		(12,277)
Share subscription advance		-		5,000
		325,700		**352,723**
Investing activities				
Repayment from African Metals Corporation		2,548		27,249
Due from director		(121)		(105)
Exploration tax credit recoverable		31,978		-
Acquisition costs of mineral properties		(23,035)		(32,227)
Avion option proceeds received		350,000		-
Deferred exploration costs, net of amortization		(76,496)		(845,051)
Accounts payable and accrued liabilities		(96,603)		(208,457)
		188,271		**(1,058,591)**
Gain (loss) on foreign currency cash balances		**131**		**(133)**
Increase (decrease) in cash and cash equivalents		**51,179**		**(1,069,202)**
Cash and cash equivalents, beginning of year		**28,055**		**1,097,257**
Cash and cash equivalents, end of year	**$**	**79,234**	$	**28,055**
Cash and cash equivalents are comprised of:				
Cash	$	58,473	$	7,339
Term deposits		20,761		20,716
	$	**79,234**	$	**28,055**
Income taxes paid	$	-	$	-
Interest paid	$	-	$	-
Supplemental cash flow information (note 14)				

The attached notes form an integral part of these consolidated financial statements.

Great Quest Metals Ltd.

Consolidated Statements of Mineral Property Interests

For the year ended December 31, 2009		Mali		Canada		Total
Acquisition costs						
Balance, beginning of year	$	1,190,489	$	1,025	$	1,191,514
Acquisition costs		23,036		-		23,036
Option proceeds received		(350,000)		-		(350,000)
		863,525		1,025		864,550
Less: write-off costs		(199,518)		-		(199,518)
Balance, end of year	$	664,007	$	1,025	$	665,032
Exploration costs						
Amortization	$	745	$	-	$	745
Drilling, reclamation and assays		5,040		-		5,040
Exploration surveys		46,149		-		46,149
Licencing/permit fees		-		-		-
Office, consulting and travel (note 10)		25,307		-		25,307
Total costs incurred during the year		77,241		-		77,241
Balance, beginning of year		3,341,244		1,765,742		5,106,986
		3,418,485		1,765,742		5,184,227
Less write-off of exploration costs		(240,249)		-		(240,249)
Balance, end of year	$	3,178,236	$	1,765,742	$	4,943,978

For the year ended December 31, 2008		Mali		Canada		Total
Acquisition costs						
Balance, beginning of year	$	1,133,771	$	1	$	1,133,772
Acquisition costs		60,204		1,024		61,228
Option proceeds received		-		-		-
		1,193,975		1,025		1,195,000
Less: write-off costs		(3,486)		-		(3,486)
Balance, end of year	$	1,190,489	$	1,025	$	1,191,514
Exploration costs						
Amortization	$	2,128	$	-	$	2,128
Drilling, reclamation and assays		13,393		775,454		788,847
Exploration surveys		31,315		100		31,415
Licencing/permit fees		1,178		1,814		2,992
Office, consulting and travel		21,797		-		21,797
Total costs incurred during the year		69,811		777,368		847,179
Exploration tax credit recoverable		-		(31,978)		(31,978)
Balance, beginning of year		3,271,433		1,020,352		4,291,785
		3,341,244		1,765,742		5,106,986
Less write-off of exploration costs		-		-		-
Balance, end of year	$	3,341,244	$	1,765,742	$	5,106,986

The attached notes form an integral part of these consolidated financial statements.

1. Nature of Business and Operations

Great Quest Metals Ltd. (the "Company"), is in the business of acquiring, exploring and evaluating mineral properties. Incorporated under the British Columbia Business Corporations Act, its principal business activities are the exploration and development of mineral properties located in Mali, West Africa, and Canada.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its abilities in the normal course of business. The operations of the Company were primarily funded by the issue of share capital, loans from related parties and funds received under a joint venture agreement.

The business of mining and exploration involves a high degree of risk and there can be no assurance that current exploration programs will result in the development of a mineral resource or further joint ventures. The Company has no recurring source of revenue, and has cash requirements to meet its administrative overhead, maintain its mineral property interests and carry out exploration.

The Company had a working capital deficit of $349,780 (2008 - $528,779) at December 31, 2009.

Subsequent to year end the Company completed the sale of certain mineral concessions in Mali. The continued operations of the Company are dependent on its ability to realize cash from various sources including the sale of shares received in this property transaction, continued financial support from related parties, and public equity financing.

On April 1, 2010, the Company had no debt and held 6,108,696 shares of Avion Gold Corporation with a value of $0.70 per share based on the closing bid price on that date. These shares, of which 20% are subject to escrow restrictions, are considered sufficient to enable the Company to fund its operations and exploration for the current fiscal year.

2. Significant Accounting Policies

a) Mineral properties and deferred exploration costs

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and exploration costs are capitalized and deferred until such time as the property is put into production, or the property is disposed of either through sale or abandonment. If put into production, the costs of acquisition and exploration will be written off over the life of the property based on estimated economic reserves. Proceeds received from the sale of any interest in a property will be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the acquisition and deferred exploration costs will be written off to operations.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry norms for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property may be subject to unregistered prior agreements or inadvertent non-compliance with regulatory requirements.

Management reviews capitalized costs on its mineral properties on an annual basis and will recognize impairment in value based upon current exploration results and upon management's assessment of the future probability of profitable revenues from the property or sale of the property.

Exploration costs renounced due to flow-through share subscription agreements remain capitalized, however, for corporate income tax purposes, the Company has no right to claim these costs as tax deductible expenses.

2. Significant Accounting Policies (Continued)

a) Mineral properties and deferred exploration costs (Continued)

Recorded costs of mineral properties and deferred exploration and development costs are not intended to reflect present or future values of mineral properties. The recorded costs are subject to measurement uncertainty and it is reasonably possible, based on existing knowledge, that changes in future conditions could require a material change in the recognized amount.

The Company records minerals exploration tax credits on an accrual basis.

b) Share capital – flow-through shares

The Company provides certain share subscribers with a flow-through component for tax benefits available on qualifying Canadian exploration expenditures. Upon renunciation to the shareholders, the Company reduces share capital and records a future income tax liability for the amount of the tax deduction renounced to shareholders. In instances where the Company has sufficient deductible temporary differences available to offset the future income tax liability created from renouncing qualifying expenditures, the realization of the deductible temporary differences will be shown as a recovery in operations in the period of renunciation.

c) Asset retirement obligations

Asset retirement obligations are recognized for the legal obligations related to the retirement of long-lived tangible assets that arise from the acquisition, construction, development or normal operation of such assets. An asset retirement obligation is recognized in the period in which it is incurred and when a reasonable estimate of the fair value of the liability can be made with a corresponding asset retirement cost recognized by increasing the carrying amount of the related long-lived asset. The asset retirement cost is subsequently allocated in a rational and systematic method over the underlying asset's useful life. The initial fair value of the liability is accreted, by charges to operations, to its estimated future value.

d) Cash and cash equivalents

Cash and cash equivalents include cash, bank deposits, and all highly liquid investments. The Company minimizes its credit risk by investing in cash equivalents with major international banks and financial institutions. Management believes that no concentration of credit risk exists with respect to investment in its cash and cash equivalents. As at December 31, 2009, cash equivalents consist of cash and term deposits.

e) Automobile, equipment and furniture

Automobile, equipment and furniture are carried at cost less accumulated amortization. Amortization is calculated using the declining balance method at 30% per annum.

In the year of acquisition, amortization is recorded at one-half the normal rate.

f) Income taxes

Income taxes are accounted for using the future income tax method. Under this method income taxes are recognized for the estimated income taxes payable for the current year and future income taxes are recognized for temporary differences between the tax and accounting bases of assets and liabilities and for the benefit of losses available to be carried forward for tax purposes that are more likely than not to be realized. Future income tax assets and liabilities are measured using tax rates expected to apply in the years in which the temporary differences are expected to be recovered or settled. To the extent that future income tax assets are not considered more likely than not to be realized a valuation allowance is recorded.

2. Significant Accounting Policies (Continued)

g) Stock-based compensation

The Company has adopted an incentive stock option plan which is described in note 10.

The Company accounts for stock options granted to directors, officers, employees and nonemployees using the fair value method of accounting. Accordingly, the fair value of the options at the date of the grant is determined using the Black-Scholes option pricing model and stock-based compensation is accrued and charged to operations, with an offsetting credit to contributed surplus, on a straight-line basis over the vesting periods. The fair value of stock options granted to non-employees is re-measured at the earlier of each financial reporting or vesting date, and any adjustment is charged or credited to operations upon re-measurement. If and when the stock options are exercised, the applicable amounts of contributed surplus are transferred to share capital. The Company has not incorporated an estimated forfeiture rate for stock options that will not vest; rather the Company accounts for actual forfeitures as they occur.

h) Loss per share

Basic loss per share is calculated by dividing the loss for the year by the weighted average number of shares outstanding during the year. Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of shares outstanding used in the calculation of diluted loss per share assumes that the deemed proceeds received from the exercise of stock options, share purchase warrants and their equivalents would be used to repurchase common shares of the Company at the average market price during the year.

Existing stock options and share purchase warrants have not been included in the computation of diluted loss per share as to do so would be anti-dilutive. Accordingly, basic and diluted loss per share are the same.

i) Translation of foreign currencies

Foreign currency transactions have been translated into Canadian funds using the temporal method, as follows:

i. Monetary items, at the rate of exchange prevailing as at the balance sheet date.
ii. Non-monetary items, at the historical rate of exchange.
iii. Deferred exploration and administration costs at the period average in which the transaction occurred.
iv. Gain and losses resulting from changes in exchange rates are included in the determination of income or loss.

j) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates. Significant areas requiring the use of management estimates includes the determination of impairment of mineral property interests, stock-based compensation and useful lives for depreciation and amortization. Financial results as determined by actual events could differ from those estimates.

2. Significant Accounting Policies (Continued)

k) Share issue costs

Share issue costs incurred on the issue of the Company's shares are charged directly to share capital.

l) Financial instruments

The Company applied on a prospective basis the new recommendations of the Canadian Institute of Chartered Accountants regarding the recognition, measurement and presentation of financial instruments following the release of Sections 1530, -Comprehensive income, 3855, -Financial instruments – recognition and measurement, 3862, -Financial instruments – disclosures and 3863, -Financial instruments – presentation.

i) Financial assets and financial liabilities held for trading

Financial assets and financial liabilities held for trading are acquired or incurred principally for the purpose of selling or repurchasing them in the near term. They are recognized at fair value based on market prices, with any resulting gains and losses reflected in net income for the period in which they arise.

ii) Held-to-maturity financial assets

Held-to-maturity financial assets are non-derivative financial assets with fixed or determinable payments and fixed maturity that an entity has the positive intention and ability to hold to maturity. They are measured at amortized cost using the effective interest rate method less any impairment loss. A gain or loss is recognized in net income when the financial asset is derecognized or impaired, and through the amortization process.

iii) Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available for sale, or that are not classified as loans and receivables, held-to-maturity investments, or held for trading. They are measured at fair value. Fair value is determined based on market prices. Equity instruments that do not have a quoted market price in an active market are measured at cost. Gains and losses are recognized directly in other comprehensive income until the financial asset is derecognized, at which time the cumulative gain or loss previously recognized in accumulated other comprehensive income is recognized in net income for the year.

iv) Loans and receivables and other financial liabilities

Loans and receivables and other financial liabilities are measured at amortized cost, using the effective interest rate method less any impairment loss.

Transaction costs related to financial instruments are expensed as incurred.

The Company's financial instruments consist of cash, term deposit, accounts receivable, due from related parties, accounts payable and accrued liabilities, loans payable and due to related parties. Unless otherwise noted the fair value of these financial instruments approximates their carrying values.

2. Significant Accounting Policies (Continued)

l) Financial Instruments (Continued)

Cash, term deposits and deposits are classified as financial assets held for trading and are accounted for at fair value. Cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investment or other purposes.

Amounts due from related parties and accounts receivable are classified as loans and receivables.

The Company classifies its accounts payable and accrued liabilities, loans payable and due to related parties as other financial liabilities.

m) Valuation of equity units issued in private placements

The Company has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the more easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component.

The fair value of the common shares issued in the private placements was determined to be the more easily measurable component and were valued at their fair value, as determined by the closing quoted bid price on the announcement date. The balance, if any, was allocated to the attached warrants. Any fair value attributed to the warrants is recorded as warrants.

n) New Accounting Standards

Goodwill and Intangible Assets

The AcSB issued CICA Handbook Section 3064 which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. Standards concerning goodwill remain unchanged from the standards included in the previous Section 3062. The section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008 and did not have an impact on the Company's financial results at adoption on January 1, 2009.

EIC-173: Credit risk and the fair value of financial assets and financial liabilities

In January 2009, the CICA approved EIC-713, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities. The guidance clarified that an entity's own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities including derivative instruments. The guidance was effective as of the date of the abstract.

EIC-174: Mining Exploration Costs

EIC 174 provides that an enterprise that is in the development stage with initially capitalized exploration costs that has not established mineral reserves objectively and therefore does not have a basis for preparing a projection of the estimate future net cash flow from the property, is not obligated to conclude that the capitalized costs have been impaired. However, such an enterprise should consider whether a subsequent write-down of capitalized exploration costs related to mining properties is required. This abstract is effective for years ending after March 27, 2009.

2. Significant Accounting Policies (Continued)

n) New Accounting Standards (Continued)

Section 3862, Financial Instruments – Disclosures

In June 2009, the CICA amended Section 3862, Financial Instruments – Disclosures ("Section 3862"), to include additional disclosure requirements about fair value measurement for financial instruments and liquidity risk disclosures. These amendments require a three-level hierarchy that reflects the significance of the inputs used in marking the fair value adjustments. The amendments to Section 3862 apply for annual statements relating to fiscal years ending after September 30, 2009. The three levels of fair value hierarchy under 3862 are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and

Level 3 – Input for assets or liabilities that are not based on observable market data.

The adoption of this statement did not have a material impact on the Company's financial position or results of operations.

Fair Values

The following table outlines the Company's financial assets and liabilities measured at fair value by level with the fair value hierarchy described above. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

As at December 31, 2009 the Company's financial instruments measured at fair value are as follows:

	Level 1	Level 2	Level 3	Total
Assets				
Cash	58,473	-	-	58,473
Term deposit	20,761	-	-	20,761
Deposit	8,414	-	-	8,414

The Company's cash instruments, term deposit and deposit are valued using quoted market prices in active markets, and therefore are classified as Level 1.

o) New Accounting Standards Not Yet Adopted

International financial reporting standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian generally accepted accounting principles ("GAAP") and IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

2. Significant Accounting Policies (Continued)

o) New Accounting Standards Not Yet Adopted (Continued)

Business Combinations

In January 2009, the CICA issued Handbook Section 1582, Business Combinations, which replaces the existing standards. This section establishes the standards for the accounting of business combinations, and states that all assets and liabilities of an acquired business will be recorded at fair value. Estimated obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. This standard is equivalent to the International Financial Reporting Standards on business combinations. This standard is applied prospectively to business combinations with acquisition dates on or after January 1, 2011. Earlier adoption is permitted.

Consolidated financial statements

In January 2009, the CICA issued Handbook Section 1601, consolidated financial statements, which replaces the existing standards. This section establishes the standards for preparing consolidated financial statements and is effective for interim and annual consolidated financial statements beginning on or after January 1, 2011.

Non controlling interests

In January 2009, the CICA issued Handbook Section 1602, Non-controlling interests, which establishes standards for the accounting of non-controlling interests of a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. This standard is equivalent to the International Financial Reporting Standards on consolidated and separate financial statements. This standard is effective for interim and annual consolidated financial statements beginning on or after January 1, 2011.

The Company is required to adopt Sections 1582, 1601 and 1602 concurrently, at this time the Company does not anticipate adopting these sections prior to the adoption of IFRS and therefore does not expect any impact to the consolidated financial statements.

3. Principles of Consolidation

The consolidated financial statements include the accounts of the following subsidiaries:

	Incorporation	Percent of Ownership
Great Quest Barbados	Barbados	100.0%
Great Quest Mali S.A.	Mali	99.7%
Engrais Phosphates du Mali SA	Mali	88.0%

All significant inter-company transactions have been eliminated on consolidation.

The Company has not recorded minority interests as they are currently in deficit positions.

4. Term deposit

The following non-transferable TD Canada Trust Term deposit has been classified as a financial asset held for trading and is accounted for at fair value.

	2009	2008
Cashable Guaranteed Investment Certificate due November 1, 2010, at cost plus accrued interest at 0.4% per annum	$ 20,761	$ 20,716

5. Due from Director

Amounts due from a Director do not bear interest, are unsecured, and have no fixed payment terms, accordingly fair value cannot be readily determined.

6. Automobile, equipment and furniture

2009	Cost	Accumulated Amortization	Net Book Value
Automobile	$ 41,769	$ 39,876	$ 1,893
Equipment	18,924	16,786	2,138
Furniture	2,347	2,273	74
	$ 63,040	$ 58,935	$ 4,105

2008	Cost	Accumulated Amortization	Net Book Value
Automobile	$ 41,769	$ 39,065	$ 2,704
Equipment	18,924	15,870	3,054
Furniture	2,347	2,241	106
	$ 63,040	$ 57,176	$ 5,864

7. Mineral Property Interests

2009		Acquisition Costs	Deferred Exploration and Development Costs	Total
a)	Mali Properties	$ 664,007	$ 3,178,236	$ 3,842,243
b)	Taseko Property	1,025	1,765,742	1,766,767
		$ 665,032	$ 4,943,978	$ 5,609,010

2008		Acquisition Costs	Deferred Exploration and Development Costs	Total
a)	Mali Properties	$ 1,190,489	$ 3,341,244	$ 4,531,733
b)	Taseko Property	1,025	1,765,742	1,766,767
		$ 1,191,514	$ 5,106,986	$ 6,298,500

a) Mali Properties

i. Bourdala Concessions:

During the years 1998 to 2005, the Company entered into Option Agreements and amended Option Agreements to acquire a 95% interest in nine mineral concessions and a 100% interest in four mineral concessions located in the Bourdala area of Western Mali. All of the agreements are subject to a 1% net smelter returns royalty ("NSR"). Total consideration paid to December 31, 2009 amounts to $860,794.

The Company has abandoned 6 concessions (2008 – 5 concession) and related capitalized costs of $381,757 (2008 - $196,669) have been written off to operations.

A summary of the total remaining payments required under the option agreements on the six remaining Bourdala concessions are as follows:

	Amount	CDN$
In arrears	25,000,000 FCFA	$ 71,750
2010	10,000,000 FCFA	28,700
2011	8,000,000 FCFA	22,960
	43,000,000 FCFA	$ 123,410

iii. Filimana Area Concession:

During 1998 and 1999, the Company entered into an Option Agreement to acquire a 95% interest (subject to a 1% NSR) in the Baoule River and Winza concessions located in the Filimana region of the Southwestern Mali. Total consideration paid to December 31, 2009 amounted to $104,408.

During 2004, management of the Company resolved to abandon the Winza concession and accordingly a total of $47,892 was written-off to operations in 2004. During 2006, management of the Company resolved to write-off the remaining payments related to the Winza concession, and accordingly, a total of $11,234 was written-off to operations in 2006.

7. Mineral Properties, including deferred costs (Continued)

a) Mali Properties (Continued)

iii. Filimana Area Concession: (Continued)

In addition, during 2004, the value of the Baoule River concession was written-down to a nominal value. Accordingly, total capitalized costs of $36,846 were written-off to operations in 2004.

During 2007, the Company entered into an Amended Option Agreement to reacquire a 95% interest (subject to a 1% NSR) in Baoule River concession located in the Filimana region of the Southwestern Mali. Also during 2007, the Company made a payment of 500,000 FCFA (approximately $1,177) on signing of the provisional contract. The Company also prepaid 1,000,000 FCFA (approximately $2,366) on the Option Agreement.

During 2009, the Company received the signed copy of the Convention d'Etablissement ("CE") and as a result capitalized the 1,000,000 FCFA payment made in 2007. Also during 2009, the Company paid a total of 2,000,000 FCFA (approximately $4,886) on the Option Agreement.

A summary of the total remaining payments required under the amended option agreement on the Filimana region is as follows:

	Amount	CDN
May 22, 2010	4,000,000 FCFA	$ 9,150
November 22, 2010	4,000,000 FCFA	9,150
May 22, 2011	4,250,000 FCFA	9,720
November 22, 2011	5,000,000 FCFA	11,435
May 22, 2012	5,000,000 FCFA	11,435
November 22, 2012	5,000,000 FCFA	11,435
May 22, 2013	5,000,000 FCFA	11,435
November 22, 2013	5,000,000 FCFA	11,435
	37,250,000 FCFA	$ 85,195

iv. Baroya Concession:

By an Option Agreement dated January 12, 2001 the Company acquired a 95% interest in the Baroya Concession in western Mali. Total consideration paid to December 31, 2007 amounted to $139,580. During 2007, the Company paid an additional 3,400,000 FCFA (approximately $8,188).

During 2009, the Company abandoned this concession, and accordingly, a total of $254,679 was written-off to operations.

7. Mineral Properties, including deferred costs (Continued)

a) Mali Properties (Continued)

v. Kenieba Concessions:

During 2001 the Company entered into an agreement to acquire a 95% interest in the Kenieba concession in western Mali. Total consideration paid to December 31, 2005 amounted to $120,090.

As of December 31, 2005, all of the terms of the agreement had been met and there were no payments remaining under the option agreement on the Kenieba concession.

In April 2009 the Company entered into an option agreement with Avion Gold Corp. on its Kenieba area concessions which then comprised three individual concessions held by the Company under exploration permits granted and pending. The first non-refundable payment of $350,000 was received under the option agreement in November, and was allocated to the Kenieba and Kenieba Est and Comifa concessions based on original costs incurred. In December 2009, the Company entered into a Mineral Property Sale Letter of Intent with Avion to sell all of its interests in the Kenieba concessions for an additional $4 million in cash and shares of Avion and a further $3.5 million in payments dependent upon the level of gold production from the concessions. Effective January 8, 2010, the Company closed the sale transaction with Avion (see Note 16a) and then sold a portion of the Avion shares received in the transaction for cash proceeds of $1,050,000 (see Note 16b).

vi. Comifa Concession:

During 2008, the Company acquired the 8 square kilometer Comifa gold concession in Mali, West Africa, which is north, west and adjacent to the Company's Kenieba gold concession. The Comifa concession is held by a Malian company. African Metals Corporation ("AFR") holds an option to acquire a 95% interest in the Comifa concession, subject to a 1% royalty on production. Under the terms of the agreement with AFR, Great Quest is acquiring all of the rights and obligations under the option agreement between the Malian company and AFR by issuing 100,000 shares (issued) of its capital stock to AFR on approval by the TSX Venture Exchange. A further 50,000 shares will be issued in the event of the completion of a stand-alone, bankable feasibility study on mineral resources located solely on the concession.

Finally, 50,000 shares will be issued at the start of any production from the concession. In addition, Great Quest will pay the remaining option payments as long as exploration on the concession continues to be favorable. Of the original commitment totalling $115,000, $34,000 has been paid by AFR. A total of 5,000,000 FCFA (CDN$12,785) to be paid to the Malian company is required every six months.

During 2009, the Company paid 500,000 FCFA (approximately $1,152) on the Option Agreement. Also during 2009, the Company entered into a Mineral Property Sale Letter of Intent regarding the Comifa concession as described in Note 7(a)(iv) above.

vii. Tin Hina Concession:

On June 17, 2009, Engrais Phosphate du Mali SA (EPM), a Malian company, owned 88% by Great Quest, received a 90 day Autorisation d'Exploration from the Malian Government on the 230 sq km Tin Hina concession in eastern Mali. A preliminary program was completed and results were received in August, 2009. Subsequently, the Company applied for and received an increase in the concession area from 230 to 417 sq km.

7. Mineral Properties, including deferred costs (Continued)

b) Canada - Taseko Property

Pursuant to an Option Agreement dated March 28, 1989, with Moydow Mines International Inc. and AFR, the Company's significant shareholders at that time, the Company acquired a 100% interest in mineral claims located in the Clinton Mining Division of British Columbia for consideration of $200,000 cash and 1,200,000 shares of the Company's capital stock (issued at a price of $0.01 per share).

Subsequent to the date of acquisition the 1,200,000 shares were returned to the Company and cancelled.

The mineral claims are subject to a 2.5% net smelter return royalty which may be purchased from a third party for $1.5 million.

During 2004, the value of the project was written-down by $620,011 to a nominal value to comply with Canadian generally accepted accounting principles, which in the absence of an exploration plan or valuation report, presumes that a write-down of exploration and development costs is necessary when there has been a delay in development extending beyond three years.

During 2007 and 2008, the Company applied and received a permit to drill on the Taseko property, and undertook drilling programs on the property.

During 2008, the Company paid US$1,000 (CDN$1,024) to the Owner of the Mohawk claims located within the property.

8. Loans Payable

Loans payable are unsecured, non-interest bearing with no specific terms of repayment. As consideration for entering into the loans payable, on September 1, 2009, the lenders received 225,000 common shares with a fair value of $11,250.

The loans payable were repaid in full on January 11, 2010.

9. Due to related parties

Amounts due to the President and Chairman of the Company and corporations controlled by common Directors do not bear interest, are unsecured, and have no fixed repayment terms, accordingly the fair value cannot be readily determined.

10. Share Capital

The authorized share capital of the Company is unlimited common shares without par value.

The Company has issued shares of its capital stock as follows:

	2009		2008	
	Number of Shares	Amount	Number of Shares	Amount
Balance, beginning of year	30,139,914	$10,090,398	27,039,914	$10,164,160
Issued during the year for:				
Cash	5,925,000	237,000	3,000,000	360,000
Debt	1,685,900	168,590	-	-
Loans payable – financing cost	225,000	11,250	-	-
Mineral property	-	-	100,000	29,000
Share issue costs				
recovery	-	-	-	490
cash	-	(800)	-	(12,767)
agents units/warrants	-	(665)	-	(7,419)
Future income taxes on flow-through shares	-	-	-	(443,066)
Balance, end of year	37,975,814	$10,505,773	30,139,914	$10,090,398

Transactions for the Issue of Share Capital During the Year Ended December 31, 2009:

a. The Company completed a Private Placement consisting of 2,750,000 units at a price of $0.04 per unit for a total consideration of $110,000 of which $5,000 was received prior to December 31, 2008. Each unit consists of one common share and one-half of a transferable share purchase warrant. Each full share purchase warrant was exercisable to acquire one additional share at a price of $0.07 per share on or before February 27, 2010.

b. The Company completed a Private Placement consisting of 3,175,000 units at a price of $0.04 per unit for a total consideration of $127,000. Each unit consists of one share and one-half of a transferable share purchase warrant. Each full share purchase warrant is exercisable to acquire one additional share at a price of $0.10 per share on or before May 21, 2010. The Company paid a finder's fee of $800 and agent's fees of 20,000 transferable agent's warrants with a fair market value of $665. Each agent's warrant is exercisable to acquire one share at a price of $0.10 per share on or before May 21, 2010.

c. The Company issued 225,000 common shares as consideration for the two loans received April 6, 2009. The fair value of the 225,000 common shares issued was determined to be the share price of the shares on the date of the loan agreement which was $0.05 on April 6, 2009. The total fair value of $11,250 is recorded as financing costs.

d. The Company completed a shares for debt transaction. 1,685,900 common shares were issued at a price of $0.10 per share for total consideration of $168,590 of which $50,000 was due to related parties.

Transactions for the Issue of Share Capital During the Year Ended December 31, 2008:

a. The Company issued 100,000 shares at a price of $0.29 per share, based on the closing price of the shares on the date of issue, for the acquisition of the Comifa concession for a total consideration of $29,000.

10. Share Capital (Continued)

Transactions for the Issue of Share Capital During the Year Ended December 31, 2008 (Continued)

b. The Company completed a Private Placement consisting of 3,000,000 units at a price of $0.12 per unit for a total consideration of $360,000. Each unit consists of one share and one-half of a transferable share purchase warrant. Each full share purchase warrant is exercisable to acquire one additional share at a price of $0.20 per share on or before June 18, 2009. The Company paid a finder's fee of $12,767 and agent's fees of 106,400 transferable agent's warrants with a fair value of $7,419. Each agent's warrant is exercisable to acquire one share at a price of $0.20 per share on or before June 18, 2009.

c. In February 2008, the Company renounced monies under the flow through share offerings that were completed in the prior year. The Company's accounting policy requires that it record a reduction in Share Capital for the tax effect of expenditures renounced and if available, record a recovery in operations reflecting the recognition of previously unrecorded future income tax assets.

Stock Options

The Company has adopted an incentive stock option plan (the "Plan") which was approved at the Company's annual General meeting on June 16, 2009. The essential elements of the Plan provide that the aggregate number of common shares of the Company's capital stock issuable pursuant to options granted under the Plan may not exceed 10% of the total number of issued and outstanding shares on a non-diluted basis. Options granted under the Plan may have a maximum term of ten years.

The exercise price of options granted under the Plan will not be less than the market price of the common shares (defined as the last closing market price of the Company's common shares immediately preceding the issuance of a news release announcing the granting of the options), or such other price as may be agreed to by the Company and accepted by the TSX Venture Exchange. All options granted under the Plan will become vested in full upon grant, except options granted to consultants performing investor relations activities, which options will become vested to exercise one-fourth of the option upon every three months subsequent to the date of the grant of the option.

A summary of the status of the Company's stock option plan as of December 31, 2009 and 2008, and changes during the years then ended is as follows:

2009	Shares	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)
Options outstanding, beginning of year	2,675,000	$ 0.14	4.80
Granted	480,000	0.10	-
Options outstanding, end of year	3,155,000	$ 0.13	3.94

2008	Shares	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)
Options outstanding, beginning of year	1,525,000	$ 0.68	3.72
Forfeited/cancelled	(1,525,000)	(0.68)	-
Granted	2,675,000	0.14	-
Options outstanding, end of year	2,675,000	$ 0.14	4.80

10. Share Capital (Continued)

Stock Options (Continued)

At December 31, 2009, the Company had the following outstanding and exercisable stock options:

Options Outstanding	Options Exercisable	Price	Expiry Date
700,000	700,000	$ 0.25	April 8, 2013
1,975,000	1,975,000	$ 0.10	December 30, 2013
280,000	280,000	$ 0.10	June 16, 2014
200,000	200,000	$ 0.10	November 24, 2014
3,155,000	3,155,000		

The fair values of options granted during the current and prior year were estimated at the grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

	November 24, 2009	June 16, 2009	December 30, 2008	April 8, 2008
Expected annual volatility	146.08%	134.44%	122.21%	92.88%
Risk-free interest rate	2.77%	2.59%	1.69%	3.03%
Expected life	5 years	5 years	5 years	5 years
Expected dividend yield	0%	0%	0%	0%

Based on the above assumptions, the average fair value of each option granted was $0.04 (2008 - $0.06), accordingly compensation expense of $19,569 (2008 - $138,294) was recorded in the statement of operations.

During 2009, 98,750 (2008 - 91,250) options granted to an investor relations professional vested. Accordingly, compensation expense of $4,624 (2008 - $11,410) was recorded in the statement of operations.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

Warrants

2009	Shares	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)
Warrants outstanding, beginning of year	4,950,301	$ 0.24	0.59
Expired	(4,950,301)	(0.24)	-
Granted	2,982,500	0.09	-
Warrants outstanding, end of year	2,982,500	$ 0.09	0.28

2008	Shares	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)
Warrants outstanding, beginning of year	5,913,200	$ 0.46	1.08
Expired	(2,569,299)	(0.71)	-
Granted	1,606,400	0.20	-
Warrants outstanding, end of year	4,950,301	$ 0.24	0.59

10. Share Capital (Continued)

Warrants (Continued)

At December 31, 2009, the Company had outstanding purchase warrants exercisable to acquire 2,982,500 shares as follows:

Number	Exercise Price	Expiry Date
1,375,000 [1]	$ 0.07	February 27, 2010
1,607,500 [2]	$ 0.10	May 21, 2010
2,982,500		

[1] subsequently exercised.
[2] 395,000 warrants subsequently exercised.

Compensation

Agent Compensation Options

2009	Shares	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)
Agent options outstanding, beginning of year	243,386	$ 0.21	0.97
Expired	(243,386)	(0.21)	-
Agent options outstanding, end of year	-	$ -	-

2008	Shares	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)
Agent options outstanding, beginning of year	330,616	$ 0.33	1.61
Expired	(87,230)	(0.65)	-
Options outstanding, end of year	243,386	$ 0.21	0.97

Agent's Compensation Warrants

2009	Shares	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)
Agent's warrants outstanding, beginning of year	106,400	$ 0.20	0.46
Expired	(106,400)	(0.20)	-
Granted	20,000	0.10	-
Agent's warrants outstanding, end of year	20,000	$ 0.10	0.39

2008	Shares	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)
Agent's warrants outstanding, beginning of year	127,230	$ 0.78	0.60
Expired	(127,230)	(0.78)	-
Granted	106,400	0.20	-
Agent's warrants outstanding, end of year	106,400	$ 0.20	0.46

10. **Share Capital** (Continued)

Agent's Compensation Warrants (Continued)

a. During the current year, 20,000 agent's compensation warrants, granted as a finder's fee on a private placement, vested in the amount of $665 total fair value and are included in contributed surplus.

The offsetting amount has been recorded as a reduction of share capital and included in issue costs. Each warrant is exercisable at a price of $0.10 per share on or before May 21, 2010.

The above amount was calculated using the Black-Scholes model with the following assumptions:

Expected annual volatility	233.13%
Risk-free interest rate	1.04%
Expected life	1 year
Expected dividend yield	0%

b. During the prior year 106,400 agent's compensation warrants, granted as a finder's fee on a private placement, vested in the amount of $7,419 total fair value and are included in contributed surplus.

The offsetting amount has been recorded as a reduction of share capital and included in issue costs. Each warrant is exercisable at a price of $0.20 per share on or before June 18, 2009.

The above amount was calculated using the Black-Scholes model with the following assumptions:

Expected annual volatility	130.46%
Risk-free interest rate	2.91%
Expected life	1 year
Expected dividend yield	0%

Contributed Surplus

	2009	2008
Balance, beginning of year	$ 1,157,244	$ 1,011,531
Stock-based compensation expense	24,193	138,294
Agent warrants issued	665	7,419
Balance, end of year	$ 1,182,102	$ 1,157,244

Escrow Shares

Nil.

11. **Related Party Transactions**

The Company had the following related party transactions:

a) Management fees totaling $60,000 (2008 - $39,600) have been incurred with a corporation related to the Company by the CEO of the Company.

b) Management fees totaling $37,757 (2008 - $33,000) have been incurred with a corporation related to the Company by the CFO of the Company.

c) Office and general expenses totaling $23,521 (2008 - $37,108) and capitalized exploration fees totaling $18,806 (2008 - $2,400) have been incurred with a director of the Company.

d) Accounting fees totaling $10,736 (2008 - $11,629) and consulting fees totaling $17,745 (2008 - $20,186) have been incurred with the Secretary of the Company.

These transactions are in the normal course of operations and have been valued in these financial statements at the exchange amount which is the amount of consideration established and agreed to by the related parties.

12. **Income Taxes**

Income tax expense varies from the amount that would be computed from applying the combined federal and provincial income tax rate to loss before taxes as follows:

	2009	2008
Net loss for the year	$ (949,910)	$ (700,304)
Statutory Canadian corporate tax rate	30.0%	31.0%
Anticipated tax recovery	(284,973)	(217,094)
Change in tax resulting from:		
Effect of tax rate change	59,853	126,510
Non-capital loss carry forwards expired	48,240	36,255
Non-deductible items for tax purposes	7,058	40,276
Charge in valuation allowance	169,822	(429,013)
Income tax recovery	$ -	$ (443,066)

The significant components of the Company's future tax asset are as follows:

	2009	2008
Exploration deductions	$ (78,814)	$ (196,112)
Automobile, equipment and furniture	13,234	13,306
Non-capital loss carry forwards	782,517	711,124
Share issue costs	32,825	51,622
	749,762	579,940
Valuation allowance	(749,762)	(579,940)
	$ -	$ -

The Company has available non-capital losses for Canadian income tax purposes which may be carried forward to reduce taxable income in future years. If not utilized the non-capital losses in the amount of $3,130,069 expire as follows:

2010	$ 210,315
2014	217,462
2015	240,140
2026	312,716
2027	969,969
2028	626,482
2029	552,985
	$ 3,130,069

At December 31, 2009, the Company has unclaimed resource and other deductions in the amount of $5,293,756 (2008 - $5,544,223) which may be deducted against future taxable income on a discretionary basis.

In addition, the Company has share issue costs totalling $131,298 (2008 - $198,548) which have not been claimed for income tax purposes.

13. Segmented Information

The Company's activities are all in the one industry segment of mineral property acquisition, exploration and development.

Property, automobile, equipment and furniture by geographical segment are as follows:

	Mali	Canada	Total
December 31, 2009			
Automobile, equipment and furniture	$ 3,474	$ 631	$ 4,105
Mineral properties, including deferred costs	3,842,243	1,766,767	5,609,010
	$ 3,845,717	$ 1,767,398	$ 5,613,115

	Mali	Canada	Total
December 31, 2008			
Automobile, equipment and furniture	$ 4,963	$ 901	$ 5,864
Mineral properties, including deferred costs	4,531,733	1,766,767	6,298,500
	$ 4,536,696	$ 1,767,668	$ 6,304,364

Revenue and expenses by geographical segment are as follows:

	Mali	Canada	Total
For the year ended December 31, 2009			
Interest income	$ -	$ 343	$ 343
Expenses	(553,552)	(416,988)	(970,540)
Gain on foreign exchange	20,287	-	20,287
Future income taxes	-	-	-
	$ (533,265)	$ (416,645)	$ (949,910)

	Mali	Canada	Total
For the year ended December 31, 2008			
Interest income	$ -	$ 16,569	$ 16,569
Expenses	(158,046)	(501,981)	(660,027)
Loss on foreign exchange	(56,846)	-	(56,846)
Future income taxes	-	443,066	443,066
	$ (214,892)	$ (42,346)	$ (257,238)

14. Supplemental Cash Flow Information

	2009	2008
Non-cash financing activity:		
Issue of share capital for mineral properties	$ -	$ 29,000
Issue of share capital as financing costs	11,250	-
Issue of share capital for debt	168,590	-
Accounts payable and accrued liabilities	(81,590)	-
Loans payable	(50,000)	-
Due to related parties	(37,000)	-
	$ 11,250	$ 29,000
Non-cash investing activities:		
Deferred exploration costs – amortization	$ (744)	$ (2,128)
Acquisition of mineral properties	-	(29,000)
	$ (744)	$ (31,128)

15. Capital Disclosures

The Company includes cash and cash equivalents and equity, comprising of issued common shares, contributed surplus and deficit, in the definition of capital.

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

The properties in which the Company currently has an interest are in the exploration stage; as such the Company is dependent upon external financings to fund activities. In order to carry out planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional funds as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company's approach to capital management during the year ended December 31, 2009. The Company is not subject to externally imposed capital requirements.

Financial Risk Management:

The Company is exposed in varying degrees to a variety of financial instrument related risks.

Credit Risk

The Company is exposed to credit risk by holding cash and equivalents. This risk is minimized by holding the investments in large Canadian financial institutions. The Company has minimal accounts receivable exposure, and its various refundable credits are due from Canadian governments.

15. Capital Disclosures (Continued)

Currency Risk

The Company's functional currency is the Canadian dollar. There is foreign exchange risk to the Company as some of its mineral property interests and resulting commitments are located in Mali. Management monitors its foreign currency balances and makes adjustments based on anticipated need for currencies. The Company does not engage in any hedging activities to reduce its foreign currency risk.

As at December 31, 2009, the Company was exposed to currency risk through the following assets and liabilities in Mali FCFA:

Cash	$ 43
Accounts payable and accrued liabilities	(225,192)
	$ (225,149)
Foreign exchange rate at December 31, 2009	0.002287

Based on the net exposures at December 31, 2009, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the Mali FCFA would have an insignificant impact on the Company's net earnings.

Interest Rate Risk

The Company's exposure to interest rate risk relates to its ability to earn interest income on cash balances at variable rates. The fair value of the Company's cash accounts is relatively unaffected by changes in short term interest rates. The income earned on certain bank accounts is subject to the movements in interest rates.

Liquidity Risk

Liquidity risk is the risk that the Company is unable to meet its financial obligations as they come due. The Company currently has a working capital deficit. The Company's current resources are insufficient to settle its current liabilities. The Company plans to manage this risk through equity financings and selling or optioning its mineral properties.

16. Subsequent Events

a) Sale of Three Concessions

The Company completed the sale of its Kenieba gold project, comprising of the Kenieba, Kenieba Est. and the Comifa concessions to Avion Gold Corporation ("Avion"). Avion acquired all of the Company's interest in the three concessions for $4.35 million comprised of $850,000 cash, of which a $350,000 non-refundable payment was received under a preceding joint venture agreement with Avion, and 7,608,696 shares of Avion at a price of $ 0.46 per share, with a four month hold restriction ending May 8, 2010. The sale resulted in a net gain of $1,908,464 for the Company. The sale agreement also requires Avion to make further payments of up to $2.1 million based on gold production from the concessions greater than 400,000 ounces, payable in increments of $700,000 for each additional 50,000 ounces produced. If production from the concessions exceeds 600,000 ounces Avion would be required to make up to a further $ 1.4 million in payments to complete its obligations under the sale agreement for a total production bonus of $3.5 million.

Under the agreement the Company is required to acquire a permit on one of the Concessions, and 25% of the shares issued are held in escrow pending receipt of this permit. In the event that Great Quest is unable to obtain the permit on or before January 8, 2011, 20% of the Escrowed Shares shall be released to Avion then, and on each subsequent anniversary of the closing date until the earlier of five years and the date Great Quest receives the permit for the Comifa Concession.

Great Quest Metals Ltd.

Notes to the Consolidated Financial Statements

December 31, 2009 and 2008

16. Subsequent Events (Continued)

b) Sale of Avion Shares

The Company received a securities exemption and completed the sale of 1.5 million shares of Avion for proceeds of $1,050,000 ($0.70 per share). The sale of these shares reduced the 7,608,696 shares of Avion, held by the Company from the sale of its gold concessions to Avion to 6,108,696 shares.

c) Subsequent payments

Subsequent to the year end and the closing of the Kenieba transactions the Board of Directors approved payments totaling $119,000 to employees and officers of the Company, of which three are also directors, in respect of additional services to the Company.

d) Acquisition of Dabia Ouest Gold Concession

The Company acquired a gold concession in western Mali, West Africa, known as the Dabia Ouest Gold Concession. Under the terms of the agreement, to acquire a 100% interest in the concession, the Company is required to pay the owner approximately $120,000 over a period of three years. The 100% interest is subject to a 5% carried net profit interest and a 10% to 20% interest as required by the Malian Government on production. The commencement of payments is subject to a 30 day period of due diligence on the concession, the receipt from the Government of Mali of an Arrête de la Miniere permit and approval of the TSX Venture Exchange.

e) Granting of stock options

The Company granted 500,000 stock options to directors, officers and consultants of the Company. Each stock option entitles the holder to purchase one common share of the Company's capital stock at a price of $0.15 for a term of five years.

The average fair value of each option granted was $0.13.

The above amount was calculated using the Black-Scholes model with the following assumptions:

Expected annual volatility	146.62%
Risk-free interest rate	2.52%
Expected life	5 years
Expected dividend yield	0%

f) Exercise of warrants

The Company issued 1,770,000 shares for the exercise of warrants as follows: 1,375,000 shares at a price of $0.07 for total proceeds of $96,250; and 395,000 shares at a price of $0.10 for total proceeds of $39,500.



GREAT QUEST METALS LTD.

Corporate Information

(At April 30, 2010)

CORPORATE HEAD OFFICE

Suite 515, 475 Howe Street, Vancouver, British Columbia, Canada V6C 2B3
Telephone: 604-689-2882   Fax: 604-684-5854
Website: www.greatquest.com   Email: info@greatquest.com

DIRECTORS & OFFICERS

Mr. Victor J.E. Jones, Chairman, CFO & Director
Mr. Willis W. Osborne, President, CEO & Director
Mr. Mahamadou Keita, VP-Exploration & Director
Mr. John A. Clarke, Director
Mr. Jed Richardson, Director
Mr. Robert Veitch, Director
Ms. Jennifer Nestoruk, Corporate Secretary

INVESTOR RELATIONS

Mr. George Butterworth: 604-689-2882
Toll Free: 877-325-3838

STOCK EXCHANGE LISTINGS

TSX Venture Exchange (TSX-V)	Berlin-Bremen Exchange	Frankfurt Exchange
Trading Symbol "GQ"	Trading Symbol "GQM"	Trading Symbol "GQM"

SHARE CAPITAL

Authorized:	Unlimited
Issued:	40,545,814
Options:	3,825,000
Warrants:	542,500
Fully Diluted	44,913,314

12g3-2(b) Exemption #82-3116
Standard & Poor's Listed

TRANSFER AGENT & REGISTRAR

Computershare
510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9

LEGAL COUNSEL & RECORDS OFFICE

DuMoulin Black LLP
10th Floor, 595 Howe Street, Vancouver, British Columbia, Canada V6C 2T5

AUDITORS

MacKay LLP, Chartered Accountants
1100 – 1177 West Hastings Street, Vancouver, British Columbia, Canada V6E 4T5

PRINTED IN CANADA



GREAT QUEST METALS LTD.

Suite 515, 475 Howe Street
Vancouver, British Columbia, CANADA V6C 2B3

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual general meeting of the shareholders of Great Quest Metals Ltd. (the "Company") will be held at 10th Floor, 595 Howe Street, Vancouver, British Columbia, on Thursday, June 3, 2010, at the hour of 2:00 p.m., Vancouver time, for the following purposes:

1. To receive and consider the report of the directors and the financial statements of the Company together with the auditor's report thereon for the financial year ended December 31, 2009.
2. To fix the number of directors at six.
3. To elect directors for the ensuing year.
4. To appoint MacKay LLP the auditors for the ensuing year.
5. To approve and ratify the Company's Stock Option Plan.
6. To transact such further or other business as may properly come before the meeting and any adjournments thereof.

The accompanying information circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.

If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

DATED this 23rd day of April, 2010.

BY ORDER OF THE BOARD

"Willis W. Osborne"
Willis W. Osborne
President



GREAT QUEST METALS LTD.

Suite 515, 475 Howe Street
Vancouver, British Columbia, CANADA V6C 2B3
Telephone: 604-689-2882 *Facsimile: 604-684-5854*

INFORMATION CIRCULAR

(As at April 23, 2010 except as indicated)

GREAT QUEST METALS LTD. (the "**Company**") is providing this Information Circular and a form of proxy in connection with management's solicitation of proxies for use at the annual general meeting (the "**Meeting**") of the Company to be held on Thursday, June 3, 2010 and at any adjournments thereof. Unless the context otherwise requires, when we refer in this Information Circular to the Company, its subsidiaries are also included. The Company will conduct its solicitation by mail and officers and employees of the Company may, without receiving special compensation, also telephone or make other personal contact. The Company will pay the cost of solicitation.

APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder's behalf in accordance with the instructions given by the shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy are officers or Directors of the Company (the "**Management Proxyholders**").

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

VOTING BY PROXY

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shares represented by a properly executed proxy will be voted or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

If a shareholder does not specify a choice and the shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the corporate office of the Company, 515 – 475 Howe Street, Vancouver, British Columbia, V6C 2B3, Fax: 604-684-5854, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only shareholders whose names appear on the records of the Company as the registered holders of shares or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but instead registered in the name of a nominee such as a brokerage firm through which they purchased the shares; bank, trust company, trustee or administrator of self-administered RRSP's, RRIF's, RESP's and similar plans; or clearing agency such as The Canadian Depository for Securities Limited (a "Nominee"). If you purchased your shares through a broker, you are likely an unregistered holder.

In accordance with securities regulatory policy, the Company has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the proxy, to the Nominees for distribution to non-registered holders.

Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting. Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder. The Nominees often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order that your Shares are voted at the Meeting.

If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided. Do not complete the voting section of the form as your vote will be taken at the Meeting.

In addition, Canadian securities legislation now permits the Company to forward meeting materials directly to "non objecting beneficial owners". If the Company or its agent has sent these materials directly to you (instead of through a Nominee), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Nominee holding on your behalf. By choosing to send these materials to you directly, the Company (and not the Nominee holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a registered shareholder, his attorney authorized in writing or, if the registered shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. **Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least seven days before the Meeting, arrange for their Nominees to revoke the proxy on their behalf.**

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of common shares without par value, of which 40,510,814 shares were issued and outstanding as at April 23, 2010. Persons who are registered shareholders at the close of business on April 23, 2010 will be entitled to receive notice of and vote at the Meeting and will be entitled to one vote for each share held. The Company has only one class of shares.

To the knowledge of the Directors and executive officers of the Company, no person beneficially owns, controls or directs, directly or indirectly, shares carrying 10% or more of the voting rights attached to all shares of the Company.

ELECTION OF DIRECTORS

The Directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Shareholder approval will be sought to fix the number of Directors of the Company at six.

The Company is required to have an audit committee. Members of this committee are as set out below.

Management of the Company proposes to nominate each of the following persons for election as a Director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Jurisdiction of Residence and Position	*Principal Occupation or Employment and, if not a Previously Elected Director, Occupation During the Past 5 Years*	*Previous Service as a Director*	*Number of Common Shares Beneficially Owned, Controlled or Directed, Directly or Indirectly* (2)
John A. Clarke (1) Vancouver, British Columbia Canada Director	Mining Executive	Since June 16, 2009	526,000
Victor J.E. Jones (1) Pender Island, British Columbia, Canada Chairman, CFO & Director	Chairman and CFO of the Company. Consultant	Since March 21, 1989	770,627 (3)
Mahamadou Keita Mali, West Africa Vice President – Exploration and Director	Geologist and consultant to the Company.	Since May 21, 1998	234,500
Willis W. Osborne Vancouver, British Columbia Canada President, CEO and Director	President and CEO of the Company. Consultant	Since March 21, 1989	2,743,297 (4)
Jeddiah Richardson Toronto, Ontario, Canada Director	Director and Vice-President of Corporate Development, Amazon Mining Holding PLC.	Since April 7, 2010	225,000
Robert Veitch (1) Edmonton, Alberta, Canada Director	President, L&N Investments Ltd.	Since October 19, 2004	102,500 (5)

(1) Member of the audit committee.
(2) Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at April 23, 2010, based upon information furnished to the Company by individual Directors. Unless otherwise indicated, such shares are held directly.
(3) Of these shares, 497,702 are held indirectly in the name of Ellesmere Enterprises Ltd., a private company wholly owned by Mr. Jones.
(4) Of these shares, 2,379,035 are held indirectly in the names of Swiftcurrent Ventures Ltd., a private company wholly owned by Mr. Osborne, and WWO Ventures Ltd., a private company wholly owned by Swiftcurrent Ventures Ltd.
(5) Of these shares, 92,500 are held indirectly in the name L&N Investments., a private company wholly owned by Mr. Veitch.

No proposed Director is to be elected under any arrangement or understanding between the proposed Director and any other person or company, except the Directors and executive officers of the company acting solely in such capacity.

Except as set out below, to the knowledge of the Company, no proposed Director:

(a) is, as at the date of the Information Circular, or has been, within 10 years before the date of the Information Circular, a Director, chief executive officer ("**CEO**") or chief financial officer ("**CFO**") of any company (including the Company) that:

  (i) was the subject, while the proposed Director was acting in the capacity as Director, CEO or CFO of such company, of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or

  (ii) was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed Director ceased to be a Director, CEO or CFO but which resulted from an event that occurred while the proposed Director was acting in the capacity as Director, CEO or CFO of such company; or

(b) is, as at the date of this Information Circular, or has been within 10 years before the date of the Information Circular, a Director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c) has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed Director; or

(d) has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e) has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed Director.

On April 19, 2005, Mediterranean Resources was cease-traded as a result of the failure to file its consolidated financial statements for the year ended December 31, 2004 on time. This was due primarily to the inability to obtain financial results from its Peruvian subsidiaries, which had ceased active operations and closed their Peruvian offices as of July 1, 2004. On July 21, 2005, the British Columbia, Alberta and Manitoba Securities Commissions revoked the cease trade order. The cease trade order was subsequently revoked by the Ontario Securities Commission on August 17, 2005. John A. Clarke was a Director of Mediterranean Resources during this period.

The following Directors of the Company hold Directorships in other reporting issuers as set out below:

Name of Director	Name of Other Reporting Issuer
John A. Clarke	Banro Corporation, Etruscan Resources, Mediterranean Resources, PMI Gold Corporation
Victor J.E. Jones	Duncastle Gold Corp.
Mahamadou Keita	N/A
Willis W. Osborne	N/A
Jeddiah Richardson	Amazon Mining Holding PLC
Robert Veitch	N/A

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The Company's compensation philosophy for its NEOs is designed to attract well qualified individuals in what is essentially an international market by paying competitive base management fees plus short and long term incentive compensation in the form of stock options or other suitable long term incentives. In making its determinations regarding the various elements of executive compensation, the board of directors has access to and relies on published studies of compensation paid in comparable businesses.

The duties and responsibilities of the President and Chief Executive Officer are typical of those of a business entity of the Company's size in a similar business and include direct reporting responsibility to the Chairman of the Board, overseeing the activities of all other executive and management consultants, representing the Company, providing leadership and responsibility for achieving corporate goals and implementing corporate policies and initiatives.

Option-Based Awards

The Company's Stock Option Plan has been and will be used to provide share purchase options which are granted in consideration of the level of responsibility of the executive as well as his or her impact or contribution to the longer-term operating performance of the Company. In determining the number of options to be granted to the executive officers, the Board takes into account the number of options, if any, previously granted to each executive officer, and the exercise price of any outstanding options to ensure that such grants are in accordance with the policies of the TSX Venture Exchange, and closely align the interests of the executive officers with the interests of shareholders.

The Board of Directors as a whole has the responsibility to administer the compensation policies related to the executive management of the Company, including option-based awards.

Summary Compensation Tables

The following table (presented in accordance with National Instrument Form 51-102F6 ("**Statement of Executive Compensation**" which came into force on December 31, 2008 (the "**Form 51-102F6**")) sets forth all annual and long term compensation for services in all capacities to the Company for the most recently completed financial year (to the extent required by Form 51-102F6) in respect of each of the individuals comprised of the CEO and the CFO as at December 31, 2009 and each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, (other than the CEO and the CFO), as at December 31, 2009 whose total compensation was, individually, more than $150,000 for the financial year and any individual who would have satisfied these criteria but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of the most recently completed financial year (collectively the "**Named Executive Officers**" or "**NEOs**").

NEO Name and Principal Position	*Year*	*Salary ($)*	*Share-Based Awards ($)*	*Option-Based Awards ($)*	*Non-Equity Incentive Plan Compensation ($)*		*Pension Value ($)*	*All Other Compensation ($)*	*Total Compensation ($)*
					Annual Incentive Plans	*Long-term Incentive Plans*			
Willis W. Osborne *CEO*	2008 2009	Nil Nil	Nil Nil	$19,796[1] $5,263[2]	Nil Nil	Nil Nil	Nil Nil	$39,600[3] $60,000[3]	$59,396 $65,263
Victor J.E. Jones *CFO*	2008 2009	Nil Nil	Nil Nil	$25,426[1] $5,263[2]	Nil Nil	Nil Nil	Nil Nil	$33,000[4] $37,757[4]	$58,426 $43,020

1 Based on the fair value estimated at the date of grant using the Black-Scholes pricing model under the following assumptions: (i) risk free weighted average interest rate ranging from 1.85% to 3.13%; (ii) expected dividend yield of nil; (iii) average expected volatility ranging from 92.88% to 122.21%; and (iv) an expected term of five years. The Black-Scholes pricing model was used to estimate the fair value as it is the most accepted methodology.

2 Based on the fair value estimated at the date of grant using the Black-Scholes pricing model under the following assumptions: (i) risk free weighted average interest rate ranging from 2.59% to 2.77%; (ii) expected dividend yield of nil; (iii) average expected volatility ranging from 134.44% to 146.08%; and (iv) an expected term of five years. The Black-Scholes pricing model was used to estimate the fair value as it is the most accepted methodology.

3 Management fees were paid to Swiftcurrent Ventures Ltd. for services undertaken on behalf of the Company. Swiftcurrent Ventures Ltd. is a private company wholly owned by Mr. Osborne. See "Consulting Agreements".

4 Management fees were paid to Ellesmere Enterprises Ltd. for services undertaken on behalf of the Company. Ellesmere Enterprises Ltd. is a private company wholly owned by Mr. Jones. See "Consulting Agreements".

Incentive Plan Awards

	Option-Based Awards				*Share-Based Awards*	
Name	*Number of Securities Underlying Unexercised Options (#)*	*Option Exercise Price ($)*[(1)]	*Option Expiration Date*	*Value of Unexercised In-The-Money Options ($)*[(1)]	*Number of Shares Or Units Of Shares That Have Not Vested (#)*	*Market or Payout Value Of Share-Based Awards That Have Not Vested ($)*
Willis W. Osborne CEO	75,000 410,000 75,000	$0.25 $0.10 $0.10	April 8, 2013 Dec 30, 2013 Nov 24, 2013	$10,995 $8,801 $3,947	Nil	Nil
Victor J.E. Jones CFO	120,000 365,000 120,000	$0.25 $0.10 $0.10	April 8, 2013 Dec 30, 2013 Nov 24, 2013	$17,591 $7,835 $6,315	Nil	Nil

(1) The Company used the Black-Scholes pricing model under the following assumptions: (i) risk free weighted average interest rate ranging from 2.59% to 2.77%; (ii) expected dividend yield of nil; (iii) average expected volatility ranging from 134.44% to 146.08%; and (iv) an expected term of five years. The Black-Scholes pricing model was used to estimate the fair value as it is the most accepted methodology.

Incentive Plan Awards – Value Vested or Earned During the Year

Name	*Option-Based Awards - Value Vested During The Year ($)* [(1)]	*Share-Based Awards - Value Vested During The Year ($)*	*Non-Equity Incentive Plan Compensation - Value Earned During The Year ($)*
Willis W. Osborne, CEO	$3,947	Nil	Nil
Victor J.E. Jones, CFO	$6,315	Nil	Nil

(1) The Company used the Black-Scholes pricing model under the following assumptions: (i) risk free weighted average interest rate ranging from 2.59% to 2.77%; (ii) expected dividend yield of nil; (iii) average expected volatility ranging from 134.44% to 146.08%; and (iv) an expected term of five years. The Black-Scholes pricing model was used to estimate the fair value as it is the most accepted methodology.

The Company does not have any incentive plans, pursuant to which compensation that depends on achieving certain performance goals or similar conditions within a specified period is awarded, earned, paid or payable to the Named Executive Officers.

Pension Plan Benefits

The Company does not have a pension plan that provides for payments or benefits to the Named Executive Officers at, following, or in connection with retirement.

Termination and Change of Control Benefits

The Company and its subsidiaries have no employment contracts with any Named Executive Officer. The Company has a consulting agreement with Swiftcurrent Ventures Ltd. pursuant to which fees are $5,000 per month for services as CEO, and a consulting agreement with Ellesmere Enterprises Ltd. pursuant to which fees are $500 per day for services as CFO of the Company. During the last completed financial year, the Company was charged management fees in the amount of $60,000 by Swiftcurrent Ventures Ltd., a private company wholly owned by Willis W. Osborne, President, CEO and a Director of the Company and management fees in the amount of $37,757 by Ellesmere Enterprises Ltd., a private company wholly owned by Victor J.E. Jones, Chairman, CFO and a Director of the Company.

The Company and its subsidiaries have no compensatory plan, contract or arrangement where a Named Executive Officer is entitled to receive more than $100,000 to compensate such executive officers in the event of resignation, retirement or other termination, a change of control of the Company or its subsidiaries or a change in responsibilities following a change in control.

The consulting agreements provide, that in the event of a change of control of the Company, that each of Swiftcurrent Ventures Ltd. and Ellesmere Enterprises Ltd. are entitled to a payment in the amount of $60,000. There are no significant conditions or obligations with which Swiftcurrent Ventures Ltd. or Ellesmere Enterprises Ltd. have to comply in order to receive these severance payments. Except as set out above, there are no other obligations to compensate Swiftcurrent Ventures Ltd. or Ellesmere Enterprises Ltd. on resignation, retirement or any other termination.

Director Compensation

The following table sets forth all amounts of compensation provided to the Directors, who are each not also a Named Executive Officer, for the Company's most recently completed financial year:

Director Name[1]	*Salary ($)*	*Share-Based Awards ($)*	*Option-Based Awards ($)*	*Non-Equity Incentive Plan Compensation ($)*	*Pension Value ($)*	*All Other Compensation ($)*	*Total ($)*
John A. Clarke	Nil	Nil	$9,044[2]	Nil	Nil	Nil	$9,044
Mahamadou Keita	Nil	Nil	Nil	Nil	Nil	$42,327[3]	$42,327
Robert Veitch	Nil	Nil	Nil	Nil	Nil	Nil	Nil

1 Relevant disclosure has been provided in the *Summary Compensation Table for financial year(s) ending on or after December 31, 2009* above, for Directors who receive compensation for their services as a Director who are also Named Executive Officers.

2 Based on the fair value estimated at the date of grant using the Black-Scholes pricing model under the following assumptions: (i) risk free weighted average interest rate ranging from 2.59% to 2.77%; (ii) expected dividend yield of nil; (iii) average expected volatility ranging from 134.44% to 146.08%; and (iv) an expected term of five years. The Black-Scholes pricing model was used to estimate the fair value as it is the most accepted methodology.

3 Office and general fees totalling $23,521 and capital exploration fees totalling $18,806 were paid to Mr. Keita.

The Company has no arrangements, standard or otherwise, pursuant to which Directors are compensated by the Company or its subsidiaries for their services in their capacity as Directors, or for Board Committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this Information Circular.

Stock Option Plan

The Company has a Stock Option Plan for the granting of incentive stock options to the officers, employees and Directors. The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the Directors of the Company and to closely align the personal interests of such persons to that of the shareholders.

Incentive Plan Awards - Outstanding Share-Based Awards and Option-Based Awards

The Company does not have any incentive plans, pursuant to which compensation that depends on achieving certain performance goals or similar conditions within a specified period is awarded, earned, paid or payable to the Directors.

Director Name	Option-Based Awards				Share-Based Awards	
	Number of Securities Underlying Unexercised Options (#)	*Option Exercise Price ($)*	*Option Expiration Date*	*Value of Unexercised In-The-Money Options (1) ($)*	*Number of Shares Or Units Of Shares That Have Not Vested (#)*	*Market or Payout Value Of Share-Based Awards That Have Not Vested ($)*
John A. Clarke	280,000	$0.10	June 16, 2014	$9,044	Nil	Nil
Mahamadou Keita	85,000 345,000	$0.25 $0.10	April 8, 2013 Dec 30, 2013	$12,460 $7,406	Nil	Nil
Jeddiah Richardson	Nil	Nil	N/A	Nil	Nil	Nil
Robert Veitch	50,000 230,000	$0.25 $0.10	April 8, 2013 Dec 30, 2013	$7,330 $4,937	Nil	Nil

(1) The Company used the Black-Scholes pricing model under the following assumptions: (i) risk free weighted average interest rate ranging from 2.59% to 2.77%; (ii) expected dividend yield of nil; (iii) average expected volatility ranging from 134.44% to 146.08%; and (iv) an expected term of five years. The Black-Scholes pricing model was used to estimate the fair value as it is the most accepted methodology.

Director Name	*Option-Based Awards - Value Vested During The Year ($) (1)*	*Share-Based Awards - Value Vested During The Year ($)*	*Non-Equity Incentive Plan Compensation - Value Earned During The Year ($)*
John A. Clarke	$9,044	Nil	Nil
Mahamadou Keita	Nil	Nil	Nil
Jeddiah Richardson	Nil	Nil	Nil
Robert Veitch	Nil	Nil	Nil

(1) The Company used the Black-Scholes pricing model under the following assumptions: (i) risk free weighted average interest rate ranging from 2.59% to 2.77%; (ii) expected dividend yield of nil; (iii) average expected volatility ranging from 134.44% to 146.08%; and (iv) an expected term of five years. The Black-Scholes pricing model was used to estimate the fair value as it is the most accepted methodology.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth the Company's compensation plans under which equity securities are authorized for issuance as at the end of the most recently completed financial year.

Plan Category	*Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)*	*Weighted-average exercise price of outstanding options, warrants and rights (b)*	*Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)*
Equity compensation plans approved by securityholders	3,155,000	$0.14	642,581
Equity compensation plans not approved by securityholders	Nil	N/A	N/A
Total	3,155,000	N/A	642,581

INDEBTEDNESS TO COMPANY OF DIRECTORS AND EXECUTIVE OFFICERS

As at April 23, 2010, there was no indebtedness outstanding of any current or former Director, executive officer or employee of the Company or any of its subsidiaries which is owing to the Company or any of its subsidiaries or to another entity which is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, entered into in connection with a purchase of securities or otherwise.

No individual who is, or at any time during the most recently completed financial year was, a Director or executive officer of the Company, no proposed nominee for election as a Director of the Company and no associate of such persons:

(i) is or at any time since the beginning of the most recently completed financial year has been, indebted to the Company or any of its subsidiaries; or

(ii) whose indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, in relation to a securities purchase program or other program.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no person who has been a Director or executive officer of the Company at any time since the beginning of the Company's last financial year, no proposed nominee of management of the Company for election as a Director of the Company and no associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting other than the election of Directors or the appointment of auditors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person or proposed Director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Company or any of its subsidiaries.

APPOINTMENT OF AUDITORS

MacKay LLP, Chartered Accountants, of Vancouver, British Columbia, is the auditor of the Company. Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the re-appointment of MacKay LLP as the auditor of the Company to hold office for the ensuing year at a remuneration to be fixed by the Directors.

MANAGEMENT AGREEMENTS

No management functions of the Company or subsidiary are performed to any substantial degree by a person other than the Directors or executive officers of the Company or subsidiary. During the last completed financial year, the Company was charged management fees in the amount of $60,000 by Swiftcurrent Ventures Ltd., a private company wholly owned by Willis W. Osborne, President, CEO and a Director of the Company and management fees in the amount of $37,757 by Ellesmere Enterprises Ltd., a private company wholly owned by Victor J.E. Jones, Chairman, CFO and a Director of the Company.

CORPORATE GOVERNANCE DISCLOSURE

National Policy 58-201 establishes corporate governance guidelines which apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines. In certain cases, the Company's practices comply with the guidelines, however, the Board considers that some of the guidelines are not suitable for the Company at its current stage of development and therefore these guidelines have not been adopted. National Instrument 58-101 mandates disclosure of corporate governance practices which disclosure is set out below.

Independence of Members of Board

The Company's Board consists of six Directors, four of whom are independent based upon the tests for independence set forth in NI 52-110. John Clarke, Mahamadou Keita, Jeddiah Richardson and Robert Veitch are independent. Willis Osborne is not independent as he is the President and CEO of the Company. Victor Jones is not independent as he is the Chairman and CFO of the Company.

Management Supervision by Board

The operations of the Company do not support a large Board of Directors and the Board has determined that the current constitution of the Board is appropriate for the Company's current stage of development. Independent supervision of management is accomplished through choosing management who demonstrate a high level of integrity and ability and having strong independent Board members. The independent Directors are, however, able to meet at any time without any members of management, including the non-independent Directors, being present. Further supervision is performed through the audit committee which is composed of a majority of independent Directors who meet with the Company's auditors without management being in attendance.

Participation of Directors in Other Reporting Issuers

The participation of the Directors in other reporting issuers is described in the table provided under "Election of Directors" in this Information Circular.

Orientation and Continuing Education

While the Company does not have formal orientation and training programs, new Board members are provided with:

1. access to recent, publicly filed documents of the Company, technical reports and the Company's internal financial information;
2. access to management and technical experts and consultants; and
3. a summary of significant corporate and securities responsibilities.

Board members are encouraged to communicate with management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation with management's assistance; and to attend related industry seminars and visit the Company's operations. Board members have full access to the Company's records.

Ethical Business Conduct

The Board views good corporate governance as an integral component to the success of the Company and to meet responsibilities to shareholders. The Board has adopted a Code of Conduct that is posted on its website and has instructed its management and employees to abide by the Code.

Nomination of Directors

The Board has responsibility for identifying potential Board candidates. The Board assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors. Members of the Board and representatives of the mineral exploration industry are consulted for possible candidates.

Compensation of Directors and the CEO

The independent Directors are John Clarke, Mahamadou Keita, Jeddiah Richardson and Robert Veitch. These Directors have the responsibility for determining compensation for the Directors and senior management.

To determine compensation payable, the independent Directors review compensation paid for Directors and CEOs of companies of similar size and stage of development in the mineral exploration industry and determine an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the Directors and senior management while taking into account the financial and other resources of the Company. In setting the compensation, the independent Directors annually review the performance of the CEO in light of the Company's objectives and consider other factors that may have impacted the success of the Company in achieving its objectives.

Board Committees

As the Directors are actively involved in the operations of the Company, the Board has determined that the standing committees at this stage of the Company's development shall be the audit committee and the Nominating and Corporate Governance Committee.

Assessments

The Board does not consider that formal assessments would be useful at this stage of the Company's development. The Board conducts informal annual assessments of the Board's effectiveness, the individual Directors and each of its committees. To assist in its review, the Board conducts informal surveys of its Directors, receives an annual report from the Nominating and Corporate Governance Committee on its assessment of the functioning of the Board and reports from each committee respecting its own effectiveness. As part of the assessments, the Board or the individual committee may review their respective mandate or charter and conduct reviews of applicable corporate policies.

Audit Committee

The Audit Committee's Charter

Mandate

The primary function of the audit committee (the "**Committee**") is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company's systems of internal controls regarding finance and accounting and the Company's auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company's policies, procedures and practices at all levels. The Committee's primary duties and responsibilities are to:

- Serve as an independent and objective party to monitor the Company's financial reporting and internal control system and review the Company's financial statements.
- Review and appraise the performance of the Company's external auditors.
- Provide an open avenue of communication among the Company's auditors, financial and senior management and the Board of Directors.

Composition

The Committee shall be comprised of three Directors as determined by the Board of Directors, the majority of whom shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Company's Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders' meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet a least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee meets, at least annually, with the CFO and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

(a) Review and update this Charter annually.

(b) Review the Company's financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

External Auditors

(a) Review annually, the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company.

(b) Obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1.

(c) Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

(d) Take, or recommend that the full Board of Directors take, appropriate action to oversee the independence of the external auditors.

(e) Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

(f) At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements.

(g) Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

(h) Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

(i) Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company's external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

  i. the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

  ii. such services were not recognized by the Company at the time of the engagement to be non-audit services; and

  iii. such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

(a) In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.

(b) Consider the external auditors' judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.

(c) Consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditors and management.

(d) Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

(e) Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(f) Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(g) Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(h) Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(i) Review certification process.

(j) Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Other

Review any related-party transactions.

Composition of the Audit Committee *(as at the date of the Information Circular)*

The following are the members of the Committee:

Victor J.E. Jones	Not independent ①	Financially literate ①
John A. Clarke	Independent ①	Financially literate ①
Robert Veitch	Independent ①	Financially literate ①

① As defined by NI 52-110.

Audit Committee Member Education and Experience

Victor J.E. Jones (B.Sc., MBA) has served as senior executive and Board member of several publicly traded mineral exploration companies, trading on the Toronto Stock Exchange and Venture Exchange. He has served as a Board member of public companies since 1982, with experience on audit, governance and nominating committees. His background includes public financing and venture capital, providing him with experience in the preparation and review of financial statements, pro forma estimates and operating control systems, and the direction of accounting staff. His experience as senior executive of private and public companies, as well as a government funded agency, has provided a full appreciation of good business practices, accounting procedures and the increased focus on Board effectiveness and corporate governance.

John A. Clarke (B.Sc., MBA, Ph.D) has served as a senior executive and board member of several publicly traded mining and exploration companies trading on the Toronto, London and New York stock exchanges. He has served as a Board member of public companies since 1992, with experience on audit, governance and nominating committees. His experience as a senior executive of public companies, as well as academic training in business administration, has provided a full appreciation of good business practices, accounting procedures and the increased focus on Board effectiveness and corporate governance.

Robert Veitch has been actively involved with sales and marketing within the automotive industry for the last thirty years. As President of his own consulting company, he has had contracts with numerous manufacturers and their dealers. His major task is to assist the dealer network to become more profitable by not only revenue, but also by a cost control standpoint. His area of expertise is centered on companies with an excess of $40,000,000 in sales and a staff in excess of 100 employees. His experience fully qualifies him as a member of the audit committee.

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of NI 52-110 *(De Minimis Non-audit Services)*, or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110. The Company is relying upon the exemption in Section 6.1 of NI 52-110 from the requirements of Parts 3 (Composition of the Audit Committee) and 5 (Reporting Obligations).

Pre-Approval Policies and Procedures

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading "External Auditors".

External Auditors Service Fees (By Category)

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	*Audit Fees*	*Audit Related Fees*	*Tax Fees*	*All Other Fees*
December 31, 2009	$46,150	Nil	$2,770	$860
December 31, 2008	$30,000	Nil	$1,000	$1,500

Exemption in Section 6.1 of NI 52-110

The Company is relying on the exemption in Section 6.1 of NI 52-110 from the requirement of Parts 3 (Composition of the Audit Committee) and 5 (Reporting Obligations).

Expectations of Management

The Board expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Company's business plan and to meet performance goals and objectives.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Approval and Ratification of Stock Option Plan

The Board of Directors of the Company implemented a stock option plan (the "**Stock Option Plan**") effective April 21, 2009, which was approved by the shareholders of the Company on June 16, 2009 and the TSX Venture Exchange (the "**Exchange**") on July 6, 2009.

The purpose of the Stock Option Plan is to allow the Company to grant options to Directors, officers, employees and consultants, as additional compensation, and as an opportunity to participate in the success of the Company. The granting of such options is intended to align the interests of such persons with that of the shareholders.

Options will be exercisable over periods of up to 10 years as determined by the Board of Directors of the Company and are required to have an exercise price no less than the closing market price of the Company's shares prevailing on the day that the option is granted less a discount of up to 25%, the amount of the discount varying with market price in accordance with the policies of the TSX Venture Exchange. Pursuant to the Stock Option Plan, the Board of Directors may from time to time authorize the issue of options to Directors, officers, employees and consultants of the Company and its subsidiaries or employees of companies providing management or consulting services to the Company or its subsidiaries. The maximum number of common shares which may be issued pursuant to options previously granted and those granted under the Stock Option Plan will be a maximum of 10% of the issued and outstanding common shares at the time of the grant. In addition, the number of shares which may be reserved for issuance to any one individual may not exceed 5% of the issued shares on a yearly basis or 2% if the optionee is engaged in investor relations activities or is a consultant. The Stock Option Plan contains no vesting requirements, but permits the Board of Directors to specify a vesting schedule in its discretion.

The Stock Option Plan provides that if a change of control, as defined therein, occurs, all shares subject to option shall immediately become vested and may thereupon be exercised in whole or in part by the option holder.

The full text of the Stock Option Plan is available for viewing up to the date of the Meeting at the Company's offices at Suite 515, 475 Howe Street, Vancouver, British Columbia, V6C 2B3, and will also be available for review at the Meeting.

Unless such authority is withheld, the persons named in the enclosed Proxy intend to vote for the approval of the Stock Option Plan.

At the Meeting, shareholders will be asked to pass a resolution in the following form

> "UPON MOTION IT WAS RESOLVED that the Company do approve, subject to regulatory approval, the Stock Option Plan pursuant to which the Directors may, from time to time, authorize the issuance of options to Directors, officers, employees and consultants of the Company and its subsidiaries to a maximum of 10% of the issued and outstanding common shares at the time of the grant, with a maximum of 5% of the Company's issued and outstanding shares being reserved to any one person on a yearly basis."

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com. Shareholders may contact the Company at Suite 515, 475 Howe Street, Vancouver, B.C., V6C 2B3, to request copies of the Company's financial statements and MD&A.

Financial information is provided in the Company's comparative financial statements and MD&A for its most recently completed financial year which are filed on SEDAR.

OTHER MATTERS

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

DATED this 23rd day of April, 2010.

APPROVED BY THE BOARD OF DIRECTORS

"WILLIS W. OSBORNE"
WILLIS W. OSBORNE
President

Proxy

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF GREAT QUEST METALS LTD. (the "Company") TO BE HELD AT 10TH FLOOR, 595 HOWE STREET, VANCOUVER, B.C., ON THURSDAY, JUNE 3, 2010, AT 2:00 PM (the "Meeting")

The undersigned member ("Registered Shareholder") of the Company hereby appoints, Willis W. Osborne, a Director of the Company, or failing this person, Victor J.E. Jones, a Director of the Company, or, in the place of the foregoing, ______________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ______________________________

Please Print Name: ______________________________

Date: ______________________________

Number of Shares Represented by Proxy: ____________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.
SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Against
1.	To determine the number of Directors at six (6)	______	______
		For	**Withhold**
2.	To elect as Director, JOHN A. CLARKE	______	______
3.	To elect as Director, VICTOR J.E. JONES	______	______
4.	To elect as Director, MAHAMADOU KEITA	______	
5.	To elect as Director, WILLIS W. OSBORNE	______	______
6.	To elect as Director, JEDDIAH RICHARDSON	______	______
7.	To elect as Director, ROBERT VEITCH	______	______
8.	To appoint MacKay LLP as auditors of the Company	______	______
		For	**Against**
9.	To approve and ratify the Company's stock option plan	______	______
10.	To transact such other business as may properly come before the Meeting	______	______

Affix label here

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative,*** the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by the Company.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). **Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;**

   OR

   (b) ***appoint another proxyholder,*** who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person.*** To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of ***the Company*** *by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address is:*

Great Quest Metals Ltd.
Suite 515, 475 Howe Street
Vancouver, BC V6C 2B3
Fax: (604) 684-5854



GREAT QUEST METALS LTD.

Request for Financial Statements

In accordance with securities regulations, shareholders are given the opportunity to elect annually to have their name added to the Issuer's supplemental mailing list in order to receive (i) annual financial statements and MD&A and (ii) interim financial statements and MD&A of the Issuer. The documents will be accessible under the Issuer's profile at www.sedar.com. However, if you wish to receive any such mailings, please check the applicable box below.

I wish to receive annual financial statements and MD & A ☐

I wish to receive interim financial statements and MD & A ☐

COMPLETE AND RETURN THIS FORM TO:

Great Quest Metals Ltd.
515 – 475 Howe Street
Vancouver, BC
V6C 2B3

NAME: ______________________________

ADDRESS: ______________________________

____

POSTAL CODE: ________________

I confirm that I am the **BENEFICIAL** owner of ________________ shares of the Issuer.
(Common/Preferred)

I confirm that I am the **REGISTERED** owner of ________________ shares of the Issuer.
(Common/Preferred)

SIGNATURE OF
SHAREHOLDER: ______________________ DATE: ____________

CUSIP: **390912103**